CONTACT:  Michael  P. Hawks                (NYSE  BMC)
          (612) 851-6030                   FOR IMMEDIATE RELEASE

                 BMC REPORTS RECORD THIRD QUARTER RESULTS;
               DECLARES A 2-FOR-1 STOCKSPLIT; AND ANNOUNCES
             AN INCREASE IN THE AUTHORIZED QUARTERLY DIVIDEND

October 19, 1995 -- Minneapolis, MN -- BMC Industries, Inc. today reported third quarter 1995 net earnings of $4,548,000 or $.32 per share, up 99% from net earnings of $2,286,000 or $.16 per share in the year-earlier period. Third quarter total revenues were $59,203,000 an increase of 10% from $53,979,000 a year ago.

Earnings from continuing operations for the first nine months of 1995 totaled $16,719,000 or $1.19 per share. This represented an improvement of $7,054,000 or 73% over the $9,665,000 or $.71 per share recorded for the first nine months of the prior year. Year-to-date total revenues were $190,184,000, up 16% from the prior year.

Third quarter results showed the continuing benefits from operating improvements in each of the Company's businesses, and from a continuing shift in sales mix to high-margin products. In the third quarter, sales of invar, jumbo (30" and larger) and large (25" to 29") aperture masks increased 46%, 25% and 15%, respectively, over third quarter 1994 sales. On a year-to-date basis, these sales were up 77%, 41% and 26%, respectively. Precision Imaged Products also benefited from Buckbee-Mears St. Paul's record third quarter results. Third quarter sales of etched parts increased 88% over the prior year while year-to-date sales of etched parts were up 67%. The focus of BMC's Optical Products operation has been polycarbonate lenses, sales of which were up 43% in the third quarter and 52% year-to-date.

Capital spending during the nine months ended September 30, 1995 increased three-fold to $23.3 million from the $7.3 million spent during the comparable period last year. Approximately $13 million of this spending related to the Company's 60% capacity expansion at its two aperture mask manufacturing facilities in New York and Germany. Despite the increased capital spending, cash balances increased to $18.9 million at the end of the third quarter from $14.3 million at the end of 1994, and BMC's balance sheet at September 30 remained debt-free.

                                    - more -

Paul B. Burke, BMC's chairman and chief executive officer stated that "The Company's strengthening cash position in a period during which it is devoting more funds to capital projects than at any time in its history is indicative of the strength of its core manufacturing operations. The Company's on-going shift in its sales mix toward high-margin aperture mask and eyewear lens products resulted in its eighteenth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. The third quarter also benefited from higher equipment and technology earnings and lower interest expense."

Burke added that "The Precision Imaged Products expansion efforts are in full swing. We are looking forward to the fourth quarter start-up of the new high-resolution aperture mask line at our German plant. During the third quarter, work began on the two new aperture mask lines and related facility at our Cortland, New York plant. We expect these two lines to be in production in the first half of 1997, as scheduled."

BMC also announced today that its Board of Directors has approved a two-for-one stock split of its outstanding common shares. Shareholders of record as of October 30, 1995 will receive an additional share for each share owned on that date, to be distributed on November 13, 1995.

Mr. Burke stated that "The continuing growth in BMC's earnings and the strengthening of its balance sheet has led to increased interest in BMC's shares on the part of the investment community and a stronger share price. This split is designed to increase the liquidity of the Company's stock so that more shares are available for trading."

The Board of Directors also approved a 25% increase in the Company's quarterly dividend from $.01 per share (post-split) to $.0125 per share, effective with the next quarterly dividend.

Mr. Burke stated that "The Board's decision to increase the quarterly dividend is directly attributable to the strong earnings growth which continues to be exhibited by the Company's businesses."

BMC is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                   - more -

                               BMC INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)


                                                                           Three Months Ended       Nine Months Ended
                                                                               September 30            September 30
                                                                          ---------------------    ---------------------
                                                                             1995       1994        1995         1994
------------------------------------------------------------------------------------------------------------------------
Revenues
   Net sales of primary products                                           $58,189     $53,488     $179,968     $159,434
   Equipment and technology sales                                            1,014         491       10,216        4,256
------------------------------------------------------------------------------------------------------------------------
      Total Revenues                                                        59,203      53,979      190,184      163,690
------------------------------------------------------------------------------------------------------------------------

Operating Costs and Expenses
   Cost of sales of primary products                                        47,677      45,593      146,787      133,155
   Cost of equipment and technology sales                                      466         201        6,134        3,145
   Selling                                                                   2,078       2,038        6,558        6,140
   Administrative                                                            1,653         994        4,237        3,049
------------------------------------------------------------------------------------------------------------------------
      Total Operating Costs and Expenses                                    51,874      48,826      163,716      145,489
------------------------------------------------------------------------------------------------------------------------

Income from Operations                                                       7,329       5,153       26,468       18,201
------------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
   Interest expense                                                           (103)     (1,240)        (208)      (3,052)
   Interest income                                                             206         168          604          379
   Other income (expense)                                                        7         (36)        (152)         (19)
------------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations before Income Taxes                      7,439       4,045       26,712       15,509
Income Taxes                                                                 2,891       1,759        9,993        5,844
------------------------------------------------------------------------------------------------------------------------
Earnings from Continuing Operations                                          4,548       2,286       16,719        9,665
Provision for Loss Related to Discontinued Operation (less
   applicable income tax benefit of $461) -- (Note)                             --          --           --         (839)
------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                               $ 4,548     $ 2,286     $ 16,719     $  8,826
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Earnings Per Share from Continuing Operations                              $  0.32     $  0.16     $   1.19     $   0.71
Loss Per Share Related to Discontinued Operation                                --          --           --        (0.06)
------------------------------------------------------------------------------------------------------------------------

Net Earnings Per Share                                                     $  0.32     $  0.16     $   1.19     $   0.65
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Number of Shares Included in Per Share Computation                          14,185      13,861       14,105       13,569
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


NOTE: In the first quarter of 1994, the Company made a provision for estimated losses of $1,300, less applicable income tax effect of $461, related to a discontinued operation. This provision was prompted by claims and expenses growing out of environmental contamination and other claims related to the discontinued operation. The environmental contamination occurred before 1980 at an operation acquired by BMC in 1983 and disposed of in 1986.

                               BMC INDUSTRIES, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

                                                                                      September 30          December 31
                                                                                      ------------          -----------
ASSETS                                                                                        1995                 1994
-----------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                                              $ 18,901             $ 14,327
   Trade accounts and notes receivable, net of allowances                                   25,998               24,564
   Inventories                                                                              32,289               28,792
   Deferred income taxes                                                                     3,980                5,914
   Other current assets                                                                      5,368                5,221
-----------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                  86,536               78,818
-----------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment                                                              156,867              130,622
Less Accumulated Depreciation                                                               89,424               80,764
                                                                                          --------             --------
   Property, Plant and Equipment - Net                                                      67,443               49,858
                                                                                          --------             --------
Deferred Income Taxes                                                                        3,428                3,297
Other Assets - Net                                                                           7,954                6,713
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              $165,361             $138,686
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------

Current Liabilities
   Accounts payable                                                                       $ 13,905             $ 12,090
   Income taxes payable                                                                      7,925                5,514
   Accrued expenses and other liabilities                                                   23,652               22,445
-----------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                             45,482               40,049
-----------------------------------------------------------------------------------------------------------------------

Other Liabilities                                                                           18,917               15,835
Deferred Income Taxes                                                                          866                1,014

Stockholders' Equity
   Common stock                                                                             52,038               51,156
   Other                                                                                    (1,242)              (1,263)
   Retained earnings                                                                        43,472               27,559
   Cumulative translation adjustment                                                         5,828                4,336
-----------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                           100,096               81,788
-----------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                                                $165,361             $138,686
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------